Exhibit 99.1

NR: 23-15 | June 22, 2023

Skeena Welcomes Nathalie Sajous as New Director &

Announces Results of AGM

Vancouver, BC (June 22, 2023) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce the appointment of Nathalie Sajous to the Company’s Board of Directors as an Independent Director.

Skeena’s Executive Chairman, Walter Coles, commented “With innovation as a core value of the Company, Nathalie’s expertise in data driven solutions will be extremely valuable to help guide new strategies for business development as the company evaluates the potential use of machine learning and artificial intelligence in our future exploration programs. We are delighted to welcome Nathalie to the Board as her experience will provide a new perspective to Skeena while we continue to advance Eskay Creek from development into operations.”

Ms. Sajous has extensive experience leading teams and advising partners on the application of digital technologies. She is currently Managing Director, Global Partnerships at Google and previously worked at Microsoft and Disney. Ms. Sajous has built a legacy on innovative change and development in her two-decade career, differentiating new strategies for business developments. She has led CEOs and senior leadership teams to build sustainable yet substantial growth. Having partnered with F1000 companies, she has led ample digital strategies and data intelligence capabilities. Ms. Sajous holds a BA from Harvard and a Masters of Business Administration from UCLA Anderson School of Management.

Skeena also announces the results of the Company’s Annual General Meeting of Shareholders (“AGM”) held in Vancouver, British Columbia, on June 22, 2023. Shareholders approved the re-election of all Directors and the new election of Nathalie Sajous. The number of Directors, the Company’s equity incentive plan, as well as the reappointment of KPMG LLP, Chartered Professional Accountants as auditor of the Company were also all approved by shareholders.

A total of 49,799,317 shares were voted, representing 63.71% of the common shares that were issued and outstanding at the record date for the AGM. Refer to Table 1 below for the detailed results of the votes for each Director.

Table 1: Detailed Voting Results for Re-election of Directors

Nominee	Votes For	Percentage For
Walter Coles	47,625,489	99.03%
Craig Parry	27,240,605	56.65%
Randy Reichert	48,025,593	99.87%
Suki Gill	36,286,569	75.46%
Greg Beard	33,097,705	68.82%
Nathalie Sajous	47,905,753	99.62%

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo., Senior Vice President, Exploration & Resource Development, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 22, 2023. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, the AIF dated March 22, 2023, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.